                                      OppenheimerFunds, Inc.
                                    Two World Financial Center
                                 225 Liberty Street, 11th Floor
                                    New York, NY 10281-1008

                                                        July 30, 2008

Via EDGAR

Mr. Larry L. Greene
Senior Counsel
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, VA 22312

Re:      OFI Tremont Core Strategies Hedge Fund
         Registration Statement on Form N-2
         1933 Act File No. 333-111256; 1940 Act File No. 811-21110

Dear Mr. Greene:

     This  letter is in  response  to your  telephone  comments on July 28, 2008 regarding  the  annual  update to the  Registration  Statement  on Form N-2 (the
"Registration  Statement")  of OFI  Tremont  Core  Strategies  Hedge  Fund  (the
"Fund"). A preliminary  version of the update to the Registration  Statement was filed  with the  Commission  on May 30,  2008.  The  definitive  version of that
Registration Statement was filed on July 25, 2008, and was declared effective on
July 29, 2008. For your convenience,  we have included your comments in italics, followed by our response.  These comments have also been  incorporated  into the
Fund's definitive prospectus and Statement of Additional Information, which will be filed shortly with the  Commission  pursuant to Rule 497 under the Securities
Act of 1933.  The captions  used below  correspond  to the captions  used in the
Registration Statement, and defined terms have the meanings defined therein.

Prospectus Comments

     1. The fee table,  under  "ABOUT THE FUND - FEES AND EXPENSES OF THE FUND,"
describes an advisory fee waiver in footnote 4. Can the Adviser  recoup  amounts previously waived?

     No.  Amounts  waived in previous  fiscal  periods cannot be recouped by the
Adviser from the Fund.

     2. There is a statement  under "What are the Main Risks of Investing in the
Fund?" that fees and expenses of the  Underlying  Funds "may be"  duplicative of fees and expenses assessed by the Fund. Won't this always be the case?

This  will  often,  but not  always be the case.  The  prospectus  has been revised to state that fees and expenses of the  Underlying  Funds are  generally duplicative of the types of fees and expenses assessed by the Fund.

     3. Should  investors be advised that Fund shares may trade at a discount or premium from net asset value?

Since  the  Fund's  shares  are not  listed  on any  Exchange,  there is no secondary  market for Fund  shares so they do not trade at a discount or premium from  their net asset  value.  We include  that  information  under the  caption
"Repurchases  of  Shares  and  Transfers  - No  Right  of  Redemption,"  in  the
prospectus,  in which  the  prospectus  states as  follows:  "There is no public market for shares, and none is expected to develop."

     We also include the following  statement under "REPURCHASES OF SHARES: "The
Fund's shares will not be listed for trading on a securities exchange."

     4.  Should  the  statement   under  "How  can  an  Investor  Buy  Shares?",
referencing the Fund's initial offering, be updated?

Yes. We have updated this  prospectus  disclosure to state that "Shares are offered and may be purchased on a monthly basis or at such other times as may be determined by the Board."

     5.  Should   disclosure  be  added  concerning  the  risks  of  the  Fund's investments in subprime securities?

The Fund's investments in subprime  securities are negligible,  and are not expected  to  increase  in the  foreseeable  future.  Therefore,  no  additional disclosure concerning the risks of such investments has been added.

     6. Should Fund  investors be advised that there is a risk to investors  for redemptions if Underlying Funds prevent the Fund from redeeming its investment?

Yes. We have  revised  the  disclosure  in the  prospectus  under  "Limited
Liquidity;  In Kind Redemptions," to state: "However,  there can be no assurance that the  Fund  will  have  sufficient  cash to pay for  shares  that are  being repurchased,  especially if Underlying Funds limit redemptions by investors such as the Fund."

SAI Comments

     7. The initial  bullet point under  "INVESTMENT  POLICIES  AND  PRACTICES -
FUNDAMENTAL  POLICIES"  states  the Fund's  fundamental  policy  concerning  the issuance of senior securities.  There is also a statement concerning the ability to issue senior  securities  later in this  section,  which states that the Fund cannot issue senior securities.

     The second reference has been modified to eliminate any discrepancy between the two statements. It now reads as follows:

"The  limitations  on the  Fund's  ability  to issue  "senior  securities,"
described  earlier  in  this  section,  does  not  prohibit  certain  investment activities for which assets of the Fund are designated as segregated, or margin, collateral  or  escrow  arrangements  are  established,  to  cover  the  related obligations.  Examples of those  activities  include  borrowing  money,  reverse
repurchase  agreements,   delayed-delivery  and  when-issued   arrangements  for
portfolio  securities  transactions,  and contracts to buy or sell  derivatives, hedging instruments, options or futures."

     8. The second  bullet under  "FUNDAMENTAL  POLICIES"  discloses  the Fund's fundamental  policy  concerning  the  borrowing  of  money.  Is  this  explained elsewhere, and is that further explanation also a fundamental investment policy?

A further  explanation,  which follows the "FUNDAMENTAL  POLICIES" section, states that:  "Currently,  under the Investment  Company Act, the maximum amount that the Fund may borrow is to the extent  that the value of the Fund's  assets, less its liabilities,  other than  borrowings,  is equal to at least 300% of all borrowings,  including the proposed borrowings." We have added a heading to that section to clarify that the information is not a fundamental policy

     9. Should the section  "INVESTMENT  POLICIES  AND  PRACTICES - MONEY MARKET
INSTRUMENTS"  be modified to disclose  that the Fund may invest in auction  rate paper?

The Fund does not  invest  in  auction  rate  paper or other  auction  rate obligations so no additional disclosure has been included.

     10. In the paragraph  captioned  "Compensation  of the Portfolio  Manager,"
include  any  benchmark  used in  determining  the  portfolio  manager's  annual discretionary bonus.

The  disclosure  was  revised  to  indicate  that  one of  several  factors considered  in  determining  the  discretionary  bonus of the  Fund's  portfolio manager  is the  pre-tax  performance  of the  Fund  measured  from  the  Fund's inception.  That factor is not based on a  particular  benchmark,  however,  and therefore benchmark disclosure has not been included.

     Include the required "Tandy"  acknowledgement  in your letter responding to these comments.

We acknowledge  that the Fund is responsible  for the adequacy and accuracy of the  disclosure  in the filing;  staff  comments or changes to  disclosure in response to staff comments in the filing  reviewed by the staff do not foreclose the Commission  from taking any action with respect to the filing;  and the Fund may not assert staff  comments as a defense in any  proceeding  initiated by the
Commission or any person under the federal securities laws of the United States.

     Please direct any questions you may have regarding the Fund's  Registration
Statement  filings  or this  letter  to the  undersigned  or to  Nancy  S.  Vann
(212-323-5089), nvann@oppenheimerfunds.com. Thank you.

                                                     Sincerely,

                                                     /s/ Mitchell J. Lindauer
                                                     Mitchell J. Lindauer
                                                     Vice President & Assistant
                                                        General Counsel
                                                     212-323-0254
                                                     Fax: 212-323-4070
                                                     mlindauer@oppenheimerfunds.com

cc:      Nancy S. Vann, Esq.
         Robert G. Zack, Esq.